SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35381; 812-15645

Destra Multi-Alternative Fund and Destra Capital Advisors LLC

November 12, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act to permit registered closed-end investment companies to make periodic distributions of long-term capital gains more frequently than permitted by section 19(b) or rule 19b-1.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to pay as frequently as twelve times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the investment company subject to the terms and conditions stated in the application.

Applicants: Destra Multi-Alternative Fund and Destra Capital Advisors LLC

Filing Dates: The application was filed on October 18, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 9, 2024, and should

be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Joshua B. Deringer, Esq., Faegre Drinker Biddle & Reath LLP, joshua.deringer@faegredrinker.com, with a copy to Robert A. Watson, Destra Capital Advisors LLC, rob.watson@destracapital.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated October 18, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.